UNIBANCO HOLDINGS S.A.

CNPJ 00.022.034/0001-87	NIRE 35300140443

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON FEBRUARY 28, 2009.

VENUE:	Av. Eusébio Matoso, 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 8:30am

PRESIDING BOARD:	Pedro Moreira Salles – President
Leila Cristiane Barboza Braga de Melo - Secretary

QUORUM:	Shareholders representing the total amount of the capital.

NOTICE OF CALL:	Call publishing dismissed due to provisions contained on paragraph 4 of section 124 of Rule No. 6,404, dated 12/15/1976.

RESOLUTIONS UNANIMOUSLY APPROVED BY THOSE PRESENT:

I - COMPANY SPIN-OFF

Approved, according to the proposal of the Board of Directors, at a meeting held on February 28, 2009, the following:

1.
Approved the Protocol and Justification of Spin-Off (“Protocol and Justification”), executed on February 28, 2009 by the management bodies of the Company and of E.JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. (“E.JOHNSTON”), company with registered offices located in the city of Matão, State of São Paulo, at Rodovia Washington Luiz (SP 310), Km 307, enrolled with the Corporate Taxpayer Registry under CNPJ No. 00.025.238/0001-71, that will incorporate the spun-off portion of the Company’s assets, such Protocol and Justification becoming a part hereof as Annex I.

1.1.
The shareholders have also expressed their agreement with (i) the appointment of PricewaterhouseCoopers Auditores Independentes (“PWC”), with registered offices located in the city of São Paulo, State of São Paulo, at  Avenida Francisco Matarazzo, 1,400, 7th floor, Torre Torino, Centro Empresarial Água Branca, enrolled with the Corporate Taxpayer Registry under CNPJ No. 61.562.112/0001-20, registered with the

Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, to assess the value of the spun-off portion of the Company’s assets, and  (ii) the evaluation report prepared by PWC (Annex II).

2.
Approved the partial spin-off of the Company, with the transfer of the portion of its assets, equivalent to R$ 6,030,714,529.01 (six billion, thirty million, seven hundred and fourteen million, five hundred and twenty nine reais and one cent) to E.JOHNSTON. E.JOHNSTON will succeed the Company only in regards to liabilities that were transferred to it, as per the terms of the sole paragraph of section 233 of Rule No. 6,404/76.

3.
Approved the reduction of capital stock in R$ 6,192,906,223.45 (six billion, one hundred and ninety two million, nine hundred and six thousand, two hundred and twenty three reais and forty five cents), without cancelation of shares, as per the terms of the Protocol of Justification, due to the transfer of portion of the Company’s assets to E.JOHNSTON.

4.	In view of the approvals included in the aforementioned item 3, caput of Article 5 of Company’s By-laws shall become in force with the following wording:

“Article 5: The capital stock is R$ 106,979,457.59 (one hundred and six million, nine hundred and seventy nine thousand, four hundred and fifty seven reais and fifty nine cents), divided into 1,594,818,606 (one billion, five hundred and ninety four million, eight hundred and eighteen thousand and six hundred and six) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand and nine hundred and four) are common shares and 1,041,082,702 (one billion, forty one million, eighty two thousand and seven hundred and two) are preferred shares”.

5.	Due to the aforementioned, deliberations the consolidation of the Company’s By-laws is hereby approved, as proposed by the Board of Directors, in the form of Annex III hereto.

6.	The Company’s managers are hereby authorized to carry out all acts necessary for the spin-off to take force, as foreseen in Law.

II – RESIGNATION

7.	The resignation of Mr. GUILHERME AFFONSO FERREIRA, as member of the Board of Directors, informed by a letter received by the Company on January

20, 2009 is registered hereby. We register herein our gratitude for the excellent services rendered by him to the Company.

FILED DOCUMENTS:
The Proposal of the Board of Directors of February 28, 2009, the Protocol and Justification of Partial Spin-off and the evaluation report prepared by PricewaterhouseCoopers Auditores Independentes are filed at the headquarters of the Company.

AUDIT COMMITTEE :	There were no manifestations by the Audit Committee, as it was not in session.

São Paulo, February 28, 2009.

(aa)	Pedro Moreira Salles – President
Leila Cristiane Barboza Braga de Melo - Secretary

SHAREHOLDERS PRESENT: by E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A.- Pedro Moreira Salles – President Officer; and by BANCO ITAÚ S.A. – Silvio Aparecido de Carvalho – Executive Office and  Marco Antonio Antunes – Manager Officer Senior.

This is a revised copy of the original minutes registered in the company’s book “Minutes of Extraordinary Meeting.”

São Paulo, February 28, 2009.

Pedro Moreira Salles President	Leila Cristiane Barboza Braga de Melo Secretary